Exhibit 3.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

PORTER BANCORP, INC.

Certificate

1. I am the duly elected and acting President and Secretary of Porter Bancorp, Inc. (the “Corporation”).

2. The Corporation’s Amended and Restated Articles of Incorporation (the “Restated Articles”) are attached as Annex A to this Certificate and contain amendments to the Articles of Incorporation.

3. As contemplated by KRS 271B.10-070(b), the information required by KRS 271B.10-060 is as follows:

(a) The name of the Corporation is Porter Bancorp, Inc..

(b) The Restated Articles (1) delete Articles III, V, VII, VIII, IX, and X; (2) amend current Articles I and II; (3) amend and renumber current Article IV as Article III, current Article VI as Article V and current Article XI as Article VII; and (4) add new Articles IV and VI.

(c) Effective upon the filing of these Articles of Amendment, the Corporation’s 3,265 outstanding shares of capital stock, comprised of 2,609 Common Shares and 656 Non-Voting Common Shares, shall be reclassified as, and converted into, 5,000,000 Common Shares.

(d) The amendment and restatement of the Corporation’s Articles of Incorporation was approved by the unanimous written action dated November 2005 of the holders of the Corporation’s outstanding voting common shares and the Corporation’s outstanding non-voting common shares, the two voting groups entitled to vote on the Amendment, which was sufficient for approval of the Amendment by each voting group.

IN WITNESS WHEREOF, I have signed this certificate on November 30, 2005.

/s/ Maria L. Bouvette
Maria L. Bouvette,
President and Secretary

ANNEX A

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

PORTER BANCORP, INC.

ARTICLE I – NAME

The Corporation’s name shall be Porter Bancorp, Inc.

ARTICLE II – PURPOSE

The Corporation’s purpose shall be to engage in any lawful business for which corporations may be incorporated under the Kentucky Business Corporation Act (“KBCA”).

ARTICLE III – AUTHORIZED CAPITAL STOCK

The aggregate number of shares the Corporation shall have authority to issue shall be 20,000,000 shares, without par value, which shall be comprised of: (a) 10,000,000 shares of common stock (“Common Shares”); (b) 9,000,000 shares of non-voting common stock (“Non-Voting Common Shares”); and (c) 1,000,000 shares of preferred stock (“Preferred Shares”) with such preferences, limitations and relative rights as may be determined by the Corporation’s board of directors (the “Board of Directors”) pursuant to Article IV and which may be divided into and issued in series.

ARTICLE IV – RELATIVE RIGHTS AND PREFERENCES

The preferences, limitations and relative rights in respect of the Corporation’s shares shall be as follows:

A. Common Shares.

(1)	Voting. Subject to the voting rights of any series of Preferred Shares or as otherwise required by law, the Common Shares shall have the exclusive right to vote for the election of directors and on all other matters in which shareholders are generally entitled to vote. Each Common Share shall have one vote per share on matters on which holders of Common Shares are entitled to vote.

(2)	Dividends. (a) Subject to the preferential dividend rights, if any, of any Preferred Shares and after the Corporation has complied with any requirements for setting aside sums as sinking funds or as redemption or purchase accounts and subject further to subpart (b) of this paragraph and any other conditions that may be established in accordance with the provisions of Paragraph C of this Article IV, the holders of Common Shares shall be entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors.

(b) No dividend will be paid or authorized and set apart for payment on any Common Shares for any period unless the Corporation has paid or authorized and set aside for payment in the same period, or contemporaneously pays or authorizes and sets aside for payment, an equal amount to be paid as a dividend on Non-Voting Common Shares.

(3)	Distributions. (a) After distribution in full of any preferential amount to be distributed to the holders of Preferred Shares, and subject to any other rights of the holders of Preferred Shares to further participate in a liquidation, distribution or sale of assets, dissolution or winding-up of the Corporation, the holders of Common Shares and Non-Voting Common Shares shall be entitled to receive, upon the voluntary or involuntary liquidation, distribution or sale of assets, dissolution or winding-up of the Corporation, all of its remaining assets, tangible and intangible, of whatever kind available for distribution to the shareholders, ratably in proportion to the number of Common Shares and Non-Voting Common Shares held by each, with each share being proportionally equal in relation to the sum total of the two classes.

(4)	Issuance. Common Shares may be issued from time to time on such terms and for such consideration as shall be determined by the Board of Directors.

B. Non-Voting Common Shares

(1)	Same Rights As Common Shares. Except with respect to voting rights and as otherwise specifically provided in these Articles of Incorporation, Non-Voting Common Shares shall have the same preferences, limitations, and relative rights as, and shall be identical in all respects to, the Common Shares.

(2)	No Voting Rights. Except as required by the KBCA or these Articles of Incorporation, Non-Voting Common Shares shall not have the right to vote on any matter submitted to a vote at a meeting of shareholders of the Corporation.

(3)	Dividends. (a) Subject to the preferential dividend rights, if any, of any Preferred Shares and after the Corporation has complied with any requirements for setting aside sums as sinking funds or as redemption or purchase accounts and subject further to subpart (b) of this paragraph and any other conditions that may be established in accordance with the provisions of Paragraph C of this Article IV, the holders of Non-Voting Common Shares shall be entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors.

(b) No dividend will be paid or authorized and set apart for payment on any Non-Voting Common Shares for any period unless the Corporation has paid or authorized and set aside for payment in the same period, or contemporaneously pays or authorizes and sets aside for payment, an equal amount to be paid as a dividend on Common Shares.

(4)	Distributions. (a) After distribution in full of any preferential amount to be distributed to the holders of Preferred Shares, and subject to any other rights of the holders of Preferred Shares to further participate in a liquidation, distribution or sale of assets, dissolution or winding-up of the Corporation, the holders of Non-Voting Common Shares and Common Shares shall be entitled to receive, upon the voluntary or involuntary liquidation, distribution or sale of assets, dissolution or winding-up of the Corporation, all of its remaining assets, tangible and intangible, of whatever kind available for distribution to the shareholders, ratably in proportion to the number of Common Shares and Non-Voting Common Shares held by each, with each share being proportionally equal in relation to the sum total of the two classes.

(5)	Automatic Conversion. Each issued and outstanding Non-Voting Common Share shall automatically be converted into one (1) Common Share immediately prior to the earlier of (i) the consummation of the Corporation’s sale of Common Shares in an underwritten public offering pursuant to a registration statement on Form S-1 or Form SB-2 or any comparable successor form then in effect under the Securities Act of 1933, as amended, the public offering price of which was not less than $10.00 per share (adjusted to reflect subsequent stock dividends, stock splits or recapitalizations occurring after the filing of these Articles of Incorporation) and $30,000,000 in the aggregate, with an underwritten public offering of the Corporation’s Common Shares (a “Qualifying IPO”) or (ii) the date specified by written consent or agreement of the holders of a majority of the issued and outstanding Common Shares.

(6)	Adjustments. The one-to-one conversion ratio for the conversion of the Non-Voting Common Shares into Common Shares in accordance with item (4) of this Article IV(B) shall in all events be equitably adjusted in the event of (a) any recapitalization of the Corporation by means of a stock dividend on, or a stock split or combination of, outstanding Common Shares and Non-Voting Common Shares, or (b) any merger, consolidation or other reorganization of the Corporation with another corporation.

(7)	Reservation. The Corporation shall at all times reserve and keep available out of its authorized but unissued Common Shares, solely for the purpose of effecting the conversion of the Non-Voting Common Shares, such number of Common Shares as shall from time to time be sufficient to effect the conversion of all outstanding Non-Voting Common Shares.

(8)	Retirement. If any Non-Voting Common Shares shall be converted pursuant to this Article IV, the Shares so converted shall be retired and become authorized but unissued Non-Voting Common Shares.

(9)	Redesignation. Upon the conversion of all of the outstanding Non-Voting Common Shares into Common Shares, the Non-Voting Common Shares shall be automatically redesignated as “Common Shares.”

C. Preferred Stock

The Board of Directors is expressly vested with authority to determine, in whole or in part, the preferences, limitations, and relative rights of the Preferred Shares, or one or more series of Preferred Shares, before the issuance of any such Shares. All shares of a series of Preferred Shares shall have preferences, limitations and relative rights identical with those of other Preferred Shares of the same series. The preferences, limitations, and relative rights of the Preferred Shares shall be specified in a subsequent amendment to these Articles of Incorporation adopted by the Board of Directors and may include, without limitation:

(1)	Special, conditional, or limited voting rights, or no right to vote, except to the extent prohibited by the KBCA;

(2)	That the Preferred Shares be redeemable or convertible (a) at the option of the Corporation, the shareholder, or another person or upon the occurrence of a designated event; (b) for cash, indebtedness, securities, or other property; or (c) in a designated amount or in an amount determined in accordance with a designated formula or by reference to extrinsic data or events;

(3)	Rights entitling the holders to distributions calculated in any manner, including dividends that may be cumulative, noncumulative, or partially cumulative;

(4)	Preferences over any other class of shares with respect to distributions, including dividends and distributions upon the dissolution of the Corporation; and

(5)	Other preferences, limitations, or relative rights not prohibited by law.

ARTICLE V – BOARD OF DIRECTORS

The number of directors of the Corporation shall be such number, not less than two (2) nor more than fifteen (15), the exact number from time to time to be fixed by the Board of Directors. The number of directors may be fixed or changed from time to time, within the minimum and maximum by the shareholders or the Board of Directors.

ARTICLE VI – LIMITATION OF LIABILITY

No director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing shall not eliminate or limit the liability of a director (a) for any breach of the director’s duty of loyalty to the Corporation or its shareholders; (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (c) under KRS 271B.8-330; or (d) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article VI by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omission occurring prior to, such repeal or modification.

ARTICLE VII - INDEMNIFICATION

Each person who is or becomes an executive officer or director of the Corporation shall be indemnified and advanced expenses by the Corporation with respect to all threatened, pending or completed actions, suits or proceedings in which that person was, is or is threatened to be made a named defendant or respondent because he is or was a director or executive officer of the Corporation. This Article obligates the Corporation to indemnify and advance expenses to its executive officers or directors only in connection with proceedings arising from that person’s conduct in his official capacity with the Corporation and to the extent permitted by the KBCA, as amended from time to time, when the determination and authorization of such indemnification and advancement has been made in accordance with the KBCA. The indemnification and advancement of expenses provided by this Article shall not be deemed exclusive of any other rights to which directors and executive officers may be entitled under any agreement, vote of shareholders or disinterested directors, or otherwise.

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